Filed by Industrea Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Industrea Acquisition Corp. (File No. 001-38166)
Commission File No. for the Related Registration Statement: 333-227259
On November 13, 2018, Industrea Acquisition Acquisition Corp., a Delaware corporation (the “Company”), mailed a notice to its stockholders of record as of October 17, 2018 of a special meeting to be held on December 4, 2018, to consider and vote on proposals related to that certain Agreement and Plan of Merger (the “Merger Agreement”) with Concrete Pumping Holdings Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Newco”), Concrete Pumping Intermediate Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Newco (“Concrete Parent”), Concrete Pumping Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Concrete Parent (“Concrete Merger Sub”), Industrea Acquisition Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Newco (“Industrea Merger Sub”), Concrete Pumping Holdings, Inc., a Delaware corporation (“CPH”), and PGP Investors, LLC, solely in its capacity as the initial Holder Representative thereunder (the “Holder Representative”), pursuant to which (a) Concrete Merger Sub will be merged with and into CPH, with CPH surviving the merger as a wholly owned indirect subsidiary of Newco (the “CPH Merger”), and (b) Industrea Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Newco (the “Industrea Merger”). The CPH Merger, the Industrea Merger and the other transactions contemplated in the Merger Agreement are referred to herein as the “Business Combination.” The text of the notice of special meeting is below.
Important Information About the Business Combination and Where to Find It
In connection with the proposed Business Combination, Newco has filed a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus of the Company. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about CPH, the Company and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of the Record Date. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Industrea Acquisition Corp., 28 West 44th Street, Suite 501, New York, NY 10036, Attention: Secretary, (212) 871-1107.
Participants in the Solicitation
The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Industrea Acquisition Corp., 28 West 44th Street, Suite 501, New York, NY 10036, Attention: Secretary, (212) 871-1107. Additional information regarding the interests of such participants are contained in the proxy statement/prospectus for the Business Combination.
CPH and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the proxy statement/prospectus for the Business Combination.

Forward-Looking Statements
This report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and CPH’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and CPH’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and CPH’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (2) the outcome of any legal proceedings that may be instituted against the Company and CPH following the announcement of the Merger Agreement and the Business Combination; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement; (4) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (5) the inability to obtain or maintain the listing of the shares of common stock of the post-acquisition company on The Nasdaq Stock Market following the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that CPH or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exhaustive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.
No Offer or Solicitation
This report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This report shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Industrea Acquisition Corp.
28 West 44th Street, Suite 501
New York, New York 10036
NOTICE OF SPECIAL MEETING OF
STOCKHOLDERS OF INDUSTREA ACQUISITION CORP.
TO BE HELD DECEMBER 4, 2018
To the Stockholders of Industrea Acquisition Corp.:
NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Industrea Acquisition Corp., a Delaware corporation (“Industrea”), will be held on December 4, 2018, at 10:00 a.m., Eastern Time, at the offices of Winston & Strawn LLP, located at 200 Park Avenue, New York, NY 10166 (the “Special Meeting”). You are cordially invited to attend the Special Meeting to conduct the following items of business:
1.
Business Combination Proposal — To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 7, 2018, by and among Industrea, Concrete Pumping Holdings Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Industrea (“Newco”), Concrete Pumping Holdings, Inc., a Delaware corporation (“CPH”), certain subsidiaries of Newco, and PGP Investors, LLC, solely in its capacity as the initial Holder Representative, a copy of which will be attached as Annex A to the proxy statement/prospectus that will be mailed to you, and approve the transactions contemplated thereby (the “Business Combination” and such proposal, the “Business Combination Proposal”);

2.
Nasdaq Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable Nasdaq listing rules, the issuance of more than 20% of Industrea’s issued and outstanding common stock pursuant to the Business Combination (the “Nasdaq Proposal”);

3.
Charter Proposals — To consider and vote upon separate proposals (collectively, the “Charter Proposals”) to approve the following material differences between the proposed amended and restated certificate of incorporation of Newco (the “Newco Charter”) that will be in effect upon the closing of the Business Combination and Industrea’s current amended and restated certificate of incorporation (the “Industrea Charter”):

a.
the name of the new public company will be “Concrete Pumping Holdings, Inc.” as opposed to “Industrea Acquisition Corp.”;

b.
Newco will have 500,000,000 authorized shares of common stock and 10,000,000 authorized shares of preferred stock, as opposed to Industrea having 220,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock; and

c.
the Newco Charter will not include the various provisions applicable only to special purpose acquisition companies that the Industrea Charter contains (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time);

4.
Director Election Proposal — To consider and vote upon a proposal to elect nine directors who, upon consummation of the Business Combination, will be the directors of Newco (the “Director Election Proposal”);

5.
Incentive Plan Proposal — To consider and vote upon a proposal to approve the Concrete Pumping Holdings, Inc. 2018 Omnibus Incentive Plan (the “Incentive Plan”), which is an incentive compensation plan for employees, directors and consultants of Newco and its subsidiaries, including CPH, a copy of which will be attached as Annex C to the proxy statement/prospectus that will be mailed to you in connection with the Business Combination (the “Incentive Plan Proposal”); and

6.
Adjournment Proposal — To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Proposal, the Charter Proposals or the Incentive Plan Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Proposal, the Charter Proposals or the Incentive Plan Proposal (the “Adjournment Proposal”).

The above matters are more fully described in the proxy statement/prospectus that will be mailed to you in connection with the Business Combination, which will also include, as Annex A, a copy of the Merger Agreement. We urge you to read carefully the proxy statement/prospectus in its entirety, including the Annexes and accompanying financial statements of Industrea and CPH.
In order to finance a portion of the cash consideration payable in the Business Combination and the costs and expenses incurred in connection therewith, Newco and Industrea have entered into (i) a subscription agreement with Argand Partners Fund , LP (the “Argand Investor”), an affiliate of our sponsor, Industrea Alexandria LLC (our “Sponsor”), pursuant to which the Argand Investor has agreed to purchase immediately prior to the closing of the Business Combination 5,333,333 shares of Industrea’s common stock at a price of  $10.20 per share, or an aggregate cash purchase price of  $54.4 million, plus, up to an additional 2,450,980 shares of Industrea’s common stock at a price of  $10.20 per share, or up to an aggregate cash purchase price of  $25.0 million, to offset redemptions of public shares, if any, in connection with the Business Combination if such redemptions exceed $106.5 million; (ii) a subscription agreement with an institutional investor (the “Lead Common Investor”), pursuant to which (x) the Lead Common Investor has agreed to purchase immediately prior to the closing of the Business Combination an aggregate of 1,715,686 shares of Industrea’s common stock at a price of  $10.20 per share, or an aggregate cash purchase price of  $17.5 million and (y) Industrea has agreed to issue an aggregate of 190,632 additional shares of Industrea’s common stock to the Lead Common Investor as consideration for the Lead Common Investor’s obligation to purchase Industrea’s common stock under such agreement (and the Sponsor will also forfeit an equal number of Founder Shares); and (iii) a subscription agreement with Nuveen Alternatives Advisors, LLC (together with one or more of its funds and accounts “Nuveen”), pursuant to which Nuveen has agreed to purchase immediately prior to the closing of the Business Combination, an aggregate of 2,450,980 shares of Newco’s Series A Zero-Dividend Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”) at a price of  $10.20 per share, or an aggregate cash purchase price of $25.0 million. In addition, Concrete Merger Sub, a wholly owned indirect subsidiary of Newco that will merge with and into CPH in the CPH Merger, has entered into debt commitment letters with Credit Suisse Loan Funding LLC, Credit Suisse AG (“CS AG”), Stifel Bank and Trust, Stifel Nicolaus & Company, Incorporated (“Stifel”), Jefferies Finance LLC (acting through such of its affiliates as it deems appropriate, “Jefferies”) and Wells Fargo Securities (“Wells Fargo”) pursuant to which (i) CS AG, Stifel and Jefferies have agreed to make available to the combined company at the closing of the Business Combination a seven-year term loan facility with an aggregate principal amount of  $350 million and (ii) Wells Fargo has agreed to make available to the combined company at the closing of the Business Combination a five-year asset based revolving credit facility in the aggregate committed amount of  $60 million.
It is anticipated that, upon completion of the Business Combination, assuming no public stockholders exercise their redemption rights, taking into account (a) the Series A Preferred Stock on an as-converted basis and (b) all “in-the-money” options that will be issued at the closing of the Business Combination to certain current and former members of CPH management: (i) Industrea’s public stockholders will retain an ownership interest of approximately 52% in Newco; (ii) our Sponsor and its affiliates and our current independent directors (collectively, our “Initial Stockholders”) will own approximately 25% in Newco; (iii) CPH management will own approximately 9% (based on the most recent estimated investment amounts for members of CPH management, which may increase prior to the closing of the Business Combination); (iv) Nuveen will own approximately 6% in Newco; (v) the Lead Common Investor will own approximately 4%; (vi) BBCP Investors, LLC, an affiliate of PGP Investors LLC, will own approximately 2%; and (vii) the former CPH employee shareholders will hold approximately 2% of the issued and outstanding common stock of Newco.

The record date for the Special Meeting is October 17, 2018. Only stockholders of record at the close of business on that date may vote at the Special Meeting or any adjournment thereof. A complete list of our stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting.
Our Sponsor and current independent directors (together with our Sponsor, our “Initial Stockholders”), officers and other current directors have agreed to vote any shares of Class B common stock (the “Founder Shares”) held by them and any public shares purchased during or after our initial public offering (our “IPO”) in favor of our Business Combination. Currently, our Initial Stockholders own 20% of our issued and outstanding shares of common stock, including all of the Founder Shares.
Pursuant to the Industrea Charter, we are providing our public stockholders with the opportunity to redeem, upon the closing of the Business Combination, public shares then held by them for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account established in connection with our IPO, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The per-share amount we will distribute to investors who properly redeem their public shares will not be reduced by the deferred underwriting commission totaling $8,050,000 that we will pay to the underwriters of our IPO or transaction expenses incurred in connection with the Business Combination. For illustrative purposes, as of September 30, 2018, the estimated per share redemption price would have been approximately $10.31. Public stockholders may elect to redeem their shares even if they vote “FOR” the Business Combination.
You will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to 5:00 p.m., Eastern Time, on November 30, 2018, (a) submit a written request to Continental Stock Transfer & Trust Company, Industrea’s transfer agent (the “Transfer Agent”), that Industrea redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through Depository Trust Company.

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.
A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the shares of Class A common stock included in the units sold in our IPO. We have no specified maximum redemption threshold under the Industrea Charter, other than the aforementioned 15% threshold, except that in no event will we redeem shares of our Class A common stock in an amount that would cause our net tangible assets to be less than $5,000,001. Each redemption of public shares by our public stockholders will reduce the amount in our trust account. Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in the proxy statement/prospectus that will be mailed to you in connection with the Business Combination assumes that none of our public stockholders exercise their redemption rights with respect to their public shares.
Our Initial Stockholders, current officers and other current directors have agreed to waive their redemption rights with respect to any shares of our common stock they may hold in connection with the consummation of the Business Combination, and the Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, our Initial Stockholders own 20% of our issued and outstanding shares of common stock, including all of the Founder Shares. Our Initial Stockholders, directors and officers have agreed to vote any shares of Industrea’s common stock owned by them in favor of the Business Combination.
The Business Combination is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal at the Special Meeting. Each of the proposals other than the Business Combination Proposal is conditioned on the approval of the Business Combination Proposal, other than the Adjournment Proposal, which is not conditioned on the approval of any other proposal set forth in the proxy statement/prospectus that will be mailed to you in connection with the Business Combination.
Approval of the Business Combination Proposal and each of the Charter Proposals require the affirmative vote of the holders of a majority of the outstanding shares of the common stock of Industrea. Approval of the Nasdaq Proposal, the Incentive Plan Proposal and the Adjournment Proposal requires the affirmative vote of the holders of majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the Special Meeting. The election of directors pursuant to the Director Election Proposal will be determined by a plurality of the votes cast by stockholders present in person or by proxy at the Special Meeting and entitled to vote thereon. Industrea’s board of directors unanimously recommends that you vote “FOR” each of these proposals.
By Order of the Board of Directors,
/s/ David A.B. Brown

David A.B. Brown
Chairman of the Board of Directors
New York, New York
November 13, 2018

IMPORTANT INFORMATION ABOUT THE BUSINESS
COMBINATION AND WHERE TO FIND IT
In connection with the proposed Business Combination, Newco has filed a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus of Industrea. Industrea’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about CPH, Industrea and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Industrea as of the Record Date. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Industrea Acquisition Corp., 28 West 44th Street, Suite 501, New York, NY 10036, Attention: Secretary, (212) 871-1107.
PARTICIPANTS IN THE SOLICITATION
Industrea and its directors and executive officers may be deemed participants in the solicitation of proxies from Industrea’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Industrea is contained in Industrea’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Industrea Acquisition Corp., 28 West 44th Street, Suite 501, New York, NY 10036, Attention: Secretary, (212) 871-1107. Additional information regarding the interests of such participants are contained in the proxy statement/prospectus for the Business Combination.
CPH and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Industrea in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the proxy statement/prospectus for the Business Combination.
FORWARD-LOOKING STATEMENTS
This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Industrea’s and CPH’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Industrea’s and CPH’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Industrea’s and CPH’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (2) the outcome of any legal proceedings that may be instituted against Industrea and CPH following the announcement of the Merger Agreement and the Business Combination; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of Industrea or other conditions to closing in the Merger Agreement; (4) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (5) the inability to obtain or maintain the listing of the shares of common stock of the post-acquisition company on The Nasdaq Stock Market following the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that CPH or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in Industrea’s other filings with the SEC. Industrea cautions that the foregoing list of factors is not exhaustive. Industrea cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Industrea does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.
NO OFFER OR SOLICITATION
This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.